                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  ____________

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                               (AMENDMENT NO. 2)

                            Callon Petroleum Company
           ---------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
           ---------------------------------------------------------
                         (Title of Class of Securities)

                            13123X102 (Common Stock)
           ---------------------------------------------------------
                                 (CUSIP Number)

                                 Barry I. Meade
                             NOCO Management, Ltd.
                              6814 Northampton Way
                              Houston, Texas 77055
                                 (713) 681-4800
           ---------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 11, 1997
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

__________
     * The remainder of the cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 13123X102                   13D                     PAGE 2 OF 12 PAGES


 1   NAME OF REPORTING PERSONS                            NOCO Enterprises, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS               76-0369653

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [x]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*                                                         OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

  NUMBER OF         7   SOLE VOTING POWER                                      0
   SHARES
BENEFICIALLY        8   SHARED VOTING POWER                                    0
  OWNED BY
    EACH            9   SOLE DISPOSITIVE POWER                                 0
 REPORTING
PERSON WITH        10   SHARED DISPOSITIVE POWER                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON              0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       0%

14   TYPE OF REPORTING PERSON*                                                PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 12 pages

CUSIP NO. 13123X102                   13D                     PAGE 3 OF 12 PAGES


 1   NAME OF REPORTING PERSONS                             NOCO Properties, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS               76-0369651

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [x]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*                                                         OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

  NUMBER OF         7   SOLE VOTING POWER                                      0
   SHARES
BENEFICIALLY        8   SHARED VOTING POWER                                    0
  OWNED BY
    EACH            9   SOLE DISPOSITIVE POWER                                 0
 REPORTING
PERSON WITH        10   SHARED DISPOSITIVE POWER                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON              0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       0%

14   TYPE OF REPORTING PERSON*                                                CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 12 pages

CUSIP NO. 13123X102                   13D                     PAGE 4 OF 12 PAGES


 1   NAME OF REPORTING PERSONS                               NOCO Holdings, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS               51-0340938

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [x]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*                                                         OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

  NUMBER OF         7   SOLE VOTING POWER                                      0
   SHARES
BENEFICIALLY        8   SHARED VOTING POWER                                    0
  OWNED BY
    EACH            9   SOLE DISPOSITIVE POWER                                 0
 REPORTING
PERSON WITH        10   SHARED DISPOSITIVE POWER                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON              0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       0%

14   TYPE OF REPORTING PERSON*                                                PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 12 pages

CUSIP NO. 13123X102                   13D                     PAGE 5 OF 12 PAGES


 1   NAME OF REPORTING PERSONS                             NOCO Management, Ltd.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS               76-0369652

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [x]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*                                                         OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

  NUMBER OF         7   SOLE VOTING POWER                                145,372
   SHARES
BENEFICIALLY        8   SHARED VOTING POWER                                    0
  OWNED BY
    EACH            9   SOLE DISPOSITIVE POWER                           145,372
 REPORTING
PERSON WITH        10   SHARED DISPOSITIVE POWER                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        145,372

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     2.5%

14   TYPE OF REPORTING PERSON*                                                CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 12 pages

     This Amendment No. 2 amends and supplements the statement (the "Statement") on Schedule 13D filed by the undersigned on September 16, 1994, as amended by Amendment No. 1 filed on December 6, 1996. All terms used herein, unless otherwise defined, have the same meanings herein as set forth in the Statement.

     The filing of this Amendment No. 2 to Schedule 13D should not be construed as an admission that the entities filing this amendment constitute a group or are the beneficial owners of the shares of common stock, par value $.01 per share, of Callon Petroleum Company to which this Amendment No. 2 to Schedule 13D relates.

     Each signatory hereto acknowledges responsibility with respect to the information provided as to such signatory but assumes no responsibility as to information regarding any other signatory. The Schedule 13D, as amended, includes certain information relating to the persons listed on Schedule I hereto; however, the entities filing this amendment assume no responsibility or obligation to provide any information concerning any other person affiliated or associated with such person.

     Items 2, 4 and 5 of the Statement are amended and supplemented by the following information.

ITEM 2 IDENTITY AND BACKGROUND

     Schedule I to the original Schedule 13D, as amended by Amendment No. 1 thereto, containing information with respect to executive officers and directors of NOCO Properties and the executive officers and members of NOCO Management, is hereby amended and superseded in its entirety by Schedule I hereto.

ITEM 4 PURPOSE OF TRANSACTION

     Prior to August 11, 1997, NOCO Enterprises held 1,984,758 shares of Common Stock in the Company, and each of Ganger Rolf ASA, a Norwegian public joint-stock company ("Ganger Rolf"), Bonheur ASA, a Norwegian public joint-stock company ("Bonheur"), A/S BorgD, a Norwegian joint-stock company ("A/S BorgD"), a Fred. Olsen Limited, an English limited liability company ("Fred. Olsen Limited") and Fred. Olsen Finance Limited, an English limited liability company ("Fred. Olsen Finance" and, collectively with Ganger Rolf, Bonheur, A/S BorgD and Fred. Olsen Limited, the "Selling Entities") were limited partners in NOCO Holdings, the limited partner with a 99% interest in NOCO Enterprises and the 100% shareholder of NOCO Properties, which in turn is the general partner with a 1% interest in NOCO Enterprises. On August 11, 1997, each of the Selling Entities entered into two Stock Purchase Agreements (the "Stock Purchase Agreements"), one with Fred. Olsen Energy ASA, a Norwegian public joint-stock company ("F.O. Energy"), and one with Fred Olsen Energy II AS, a Norwegian joint-stock company ("F.O. Energy II") which has agreed to merge, and is expected to be effectively merged with and into F.O. Energy on or about August 29, 1997, pursuant to which agreements F.O. Energy and F.O. Energy II each purchased from the Selling Entities 50% of the number of shares of the Company's Common Stock attributable to each such Selling Entity's partnership interest in NOCO Holdings. Immediately prior to the execution of the Stock Purchase Agreements, the partnership interest of each of Ganger Rolf, Bonheur, A/S BorgD, Fred. Olsen Limited and Fred. Olsen Finance Limited in NOCO Holdings were liquidated, a proportional partnership interest in NOCO Enterprises held by NOCO Holdings also was liquidated and the shares of Common Stock of the Company attributable to such liquidated partnership interests, or 81,340, 81,340, 1,285,080, 128,964 and 262,662 shares of Common Stock, respectively, were distributed to such Selling Entities.

     NOCO Enterprises had entered into the Stockholders' Agreement with the Company and the Callon Family and the Registration Rights Agreement with the Company. In connection with the acquisition by F.O. Energy (which term hereinafter includes F.O. Energy II) of an aggregate of 1,839,386 shares of Common Stock of the Company, F.O. Energy has become a party to each of the Stockholders' Agreement and the Registration Rights Agreement, in each case pursuant to the respective terms thereof. For a description of the Stockholders'


                               Page 6 of 12 pages

Agreement and the Registration Rights Agreement, see Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The NOCO Entities will review on a continuous basis their remaining investment in the Common Stock and the Company's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The NOCO Entities may in the future take such actions in respect of its investment in the Common Stock as they deem appropriate in light of the circumstances existing from time to time. Currently, these actions include continuing to hold the shares it now beneficially owns or disposing of shares. Such dispositions could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act of 1933, as amended (the "Securities Act"), in the open market. Dispositions by the NOCO Entities and certain of their tranferees are also restricted by the terms of the Stockholders' Agreement described in
Item 6 hereof. Additionally, it is possible that the NOCO Entities could seek to acquire additional shares, although they have no current plans to do so.
Any acquisition of shares could be effected in the open market, in privately negotiated transactions, or otherwise. Shares may be transferred from time to time among the NOCO Entities and the partners of NOCO Holdings. Any sales, purchases or transfers or other actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, NOCO Enterprises will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, the obligations of and other business opportunities available to NOCO Enterprises and the other NOCO Entities, developments with respect to the NOCO Entities' businesses, general economic conditions, the market price for shares of Common Stock and stock market conditions.

     Except as set forth above and in Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities to the Issuer, to the best knowledge of each of the NOCO Entities, none of the NOCO Entities nor the persons listed in Schedule I have any present plans or proposals which relate to or would result in any of the actions described in subparagraph (a) through (h) of Item 4 of Schedule 13D.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

     As of August 11, 1997, NOCO Enterprises beneficially owned an aggregate of 145,372 shares of Common Stock, equal to 2.5% of the outstanding Common Stock of the Company based on a total of 5,758,667 shares of Common Stock of the Company outstanding as of December 31, 1996.

     Under the Stockholders' Agreement, a group consisting of the NOCO Entities, F.O. Energy and the members of the Callon Family may be deemed to have been formed pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act. Such group would be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all equity securities of the Company beneficially owned by such parties. Such parties would, as of the date of this statement, be deemed to beneficially own an aggregate of 3,545,171 shares of Common Stock, or approximately 61.6% of the foregoing total number of shares reported to be outstanding (based in part on information provided by the Company).

     The NOCO Entities believe, based upon information provided to them by the Company, that the number and percentage of shares of Common Stock beneficially owned by of the parties to the Stockholders' Agreement other than NOCO Enterprises are set forth on Schedule II hereto. The aggregate number and percentage of shares of Common Stock beneficially owned by F.O. Energy is 1,839,386 shares and 31.9%, and by the Callon Family is 1,560,413 shares and 27.1%. The NOCO Entities disclaim beneficial ownership of the shares of Common Stock owned by the F.O. Energy and the Callon Family and the existence of a group with F.O. Energy and the Callon Family.

     Except as set forth in this Amendment No. 2 to the Statement, to the best knowledge of each of the NOCO Entities, none of the NOCO Entities nor the persons listed in Schedule I have effected any transaction in Common Stock during the past sixty days.



                               Page 7 of 12 pages

     NOCO Management exercises both sole voting power with respect to the Common Stock held by NOCO Enterprises (subject to the Stockholders' Agreement), and the sole power to dispose or direct the disposition of such Common Stock.

     The management of NOCO Management is vested in its four members. Such members may be deemed to share the power to vote and dispose of the Common Stock owned by NOCO Enterprises and thereby to be the beneficial owner of such Common Stock; such beneficial ownership, however, is disclaimed by such persons.


                               Page 8 of 12 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 1997

                                  NOCO ENTERPRISES, L.P., by
                                    NOCO Properties, Inc., its general partner


                                  By:   /s/ Barry I. Meade
                                      ------------------------------
                                      Name: Barry I. Meade
                                      Title: Vice President


                                  NOCO PROPERTIES, INC.


                                  By:   /s/ Barry I. Meade
                                      ------------------------------
                                      Name: Barry I. Meade
                                      Title: Vice President



                                  NOCO HOLDINGS, L.P., by
                                    NOCO Management, Ltd., its general partner


                                  By:   /s/ Barry I. Meade
                                      ------------------------------
                                      Name: Barry I. Meade
                                      Title: Vice President



                                  NOCO MANAGEMENT, LTD.


                                  By:   /s/ Barry I. Meade
                                      ------------------------------
                                      Name: Barry I. Meade
                                      Title: Vice President



                               Page 9 of 12 pages

                                   SCHEDULE I

           DIRECTORS AND EXECUTIVE OFFICERS OF NOCO PROPERTIES, INC.



                        Present Principal
Name and Position       Occupation or Employment  Business Address             Citizenship
-----------------       ------------------------  ----------------             -----------
B.F. Weatherly;         Principal of Amerimark    Amerimark Capital Group      USA
Director and President  Capital Group             1776 Yorktown
                                                  Suite 340
                                                  Houston, TX 77056

Barry I. Meade;         Certified Public          Barry I. Meade               USA
Director, Vice          Accountant; Executive     Certified Public Accountant
President, Secretary    Officer of various        6814 Northampton Way
and Treasurer           companies (including      Houston, TX 77055
                        those associated with
                        Fred. Olsen interests)
                        and active partner in
                        various partnerships
                        and limited liability
                        companies



                              Page 10 of 12 pages

                                   SCHEDULE I

            MEMBERS AND EXECUTIVE OFFICERS OF NOCO MANAGEMENT, LTD.



                        Present Principal
Name and Position       Occupation or Employment  Business Address             Citizenship
-----------------       ------------------------  ----------------             -----------
B.F. Weatherly;         Principal of Amerimark    Amerimark Capital Group      USA
Director and President  Capital Group             1776 Yorktown
                                                  Suite 340
                                                  Houston, TX 77056

Barry I. Meade;         Certified Public          Barry I. Meade               USA
Director, Vice          Accountant; Executive     Certified Public Accountant
President, Secretary    Officer of various        6814 Northampton Way
and Treasurer           companies (including      Houston, TX 77055
                        those associated with
                        Fred. Olsen interests)
                        and active partner in
                        various partnerships
                        and limited liability
                        companies

J.C. Wallace;           Chairman of Fred. Olsen   Fred. Olsen Limited          Canada
Member and              Limited                   65 Vincent Square
Vice President                                    London, SW1P 2RX,
                                                  England

R.O. Wilson;            Chairman of Belmont       Belmont Constructors, Inc.   USA
Member                  Constructors, Inc.        2925 Briarpark Drive
                                                  Suite 260
                                                  Houston, TX  77042

                              Page 11 of 12 pages

                                  SCHEDULE II

          SHAREHOLDING OF FRED. OLSEN ENERGY ASA AND THE CALLON FAMILY



NAME                                                       NUMBER OF SHARES  PERCENTAGE
----                                                       ----------------  ----------
Fred. Olsen Energy ASA...................................         1,839,386       31.9%
John S. Callon...........................................            97,040        1.7%
Betty R. Callon..........................................            61,837        1.1%
Clover Hill Family Limited Partnership...................           105,000        1.8%
Dorothy Cameron Callon Daniels...........................            39,061        0.7%
Shane Cavin McArthur.....................................            33,882        0.6%
Shane Cavin McArthur C/F Joseph Brennan McArthur.........             6,865        0.1%
Dorothy Cameron Callon Daniels C/F Thomas C. Harrison....            33,978        0.6%
Carol A. Callon Fuqua....................................            59,632        1.0%
Carol A. Callon Fuqua C/F Benjamin A. Fuqua..............            33,978        0.6%
Carol A. Callon Fuqua C/F Robert Daniel Fuqua............            33,978        0.6%
D. Cane Callon...........................................            57,934        1.0%
D. Cane Callon and Susan W. Callon JT Wros...............               785        0.0%
John Chase Callon........................................                85        0.0%
Lesa Carol Callon........................................                95        0.0%
Everett P. Wilshire Trust................................             8,529        0.2%
Henry T. Thornhill Trust.................................             6,865        0.1%
L.C. Mitchell Trust......................................            73,515        1.3%
Anna Chase Callon........................................            59,061        1.0%
Fred L. Callon...........................................           201,556        3.5%
Karen G. Callon..........................................            25,009        0.4%
Fred L. Callon C/F Heather Brooks Callon.................            67,034        1.2%
Fred L. Callon C/F Lindsay Harrison Callon...............            66,993        1.2%
Fred L. Callon C/F Amy Gay Callon........................            67,034        1.2%
Fred L. Callon C/F Lauren Winston Callon.................            66,955        1.2%
Sim C. Callon. Jr. TTEE for the Fred L. Callon Childrens
  Trust for Lauren Winston Callon........................            25,215        0.4%
Sim C. Callon. Jr. TTEE for the Fred. L. Callon Childrens
  Trust for Lindsay Harrison Callon......................            25,215        0.4%
Sim C. Callon Jr. TTEE for the Fred. L. Callon Childrens
  Trust for Heather Brooks Callon........................            25,215
Sim C. Callon Jr. TTEE for the Fred. L. Callon Childrens
Trust for Amy Gay Callon.................................            25,215        0.4%
Sim C. Callon............................................             6,941        0.1%
Vera D. Callon...........................................            28,430        0.5%
Chase Family Limited Partnership.........................            40,000        0.7%
Sim C. Callon, Jr........................................            45,980        0.8%
Debbie W. Callon.........................................             2,254        0.0%
Tracy Lynette Callon.....................................            11,208        0.2%
Sim C. Callon Jr. C/F Leeanna Callon.....................            30,705        0.5%
Debbie W. Callon C/F Jessie M. Poole.....................             8,904        0.2%
Fred L. Callon TTEE for the Sim C. Callon, Jr. Childrens
  Trust for Tracy L Callon...............................            39,215        0.7%
Fred L. Callon TTEE for the Sim C. Callon, Jr. Childrens
  Trust for Leeanna Callon...............................            39,215        0.7%



                              Page 12 of 12 pages